EXHIBIT 99.2
PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on September 7, 2011 at 10:00 a.m. (Taiwan time).

I.             SHAREHOLDER ADOPTION OF THE COMPANY’S 2010 AUDITED ACCOUNTS AND FINANCIAL REPORT

The Company seeks shareholder adoption of the Company’s 2010 audited accounts (the “Audited Accounts”), which have been prepared under United States Generally Accepted Accounting Principles, in respect of the financial year ended December 31, 2010. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2010 Himax Annual Report which will be available on the Company’s website (http://www.himax.com.tw/en/investor/ir-Financial-Information.asp).

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.            RETIREMENT AND RE-ELECTION OF CHIH-CHUNG TSAI AS A DIRECTOR

Chih-Chung Tsai will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as a director of Himax.  A retiring director shall be eligible for re-election.

Chih-Chung Tsai is our chief technology officer and senior vice president. Prior to joining Himax Taiwan, Mr. Tsai served as vice president of IC Design of Utron Technology from 1998 to 2001, director of the IC Division of Sunplus Technology from 1994 to 1998, director of the IC Design Division of Silicon Integrated Systems Corp. from 1987 to 1993 and project leader at ERSO/ITRI from 1981 to 1987. Mr. Tsai holds a B.S. degree and an M.S. degree in electrical engineering from National Chiao Tung University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Chih-Chung Tsai as a director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.          RETIREMENT AND RE-ELECTION OF YUAN-CHUAN HORNG AS AN INDEPENDENT DIRECTOR

Yuan-Chuan Horng will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax.  A retiring independent director shall be eligible for re-election.

Yuan-Chuan Horng has been the independent director of Himax since our reorganization in October 2005. Prior to our reorganization in October 2005, Mr. Horng served as a director of Himax Taiwan from August 2004 to October 2005. Mr. Horng is currently the vice president of the Finance Department of Dragon Steel Corporation since July 2010. Mr. Horng was the general manger of the Finance Department of China Steel Corporation, a position he has held since April 2000. He has held various accounting and finance positions as China Steel Corporation for over 30 years. Mr. Horng holds a B.A. degree in economics from Soochow University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for the election of Yuan-Chuan Horng as an independent director of Himax.

The Board of Directors recommends a vote FOR this proposal.

IV.          SHAREHOLDER ADOPTION OF THE COMPANY’S 2011 LONG-TERM INCENTIVE PLAN

The Company seeks shareholder adoption of the Company’s 2011 long-term incentive plan (the “Plan”) duly approved by Directors of the Company, which will allow the Company’s employees, directors and service providers, and the employees, directors and consultants of the Company’s subsidiaries and affiliates, the opportunity to acquire equity interests in the Company. A copy of the Plan is as attached hereto.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope.  Proxies will be voted in accordance with shareholders’ directions.  Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned.  If no directions are given, proxies will be voted for the (1) adoption of Himax’s 2010 Audited Accounts and Financial Reports, (2) re-election of Chih-Chung Tsai as a Director, (3) re-election of Yuan-Chuan Horng as an Independent Director, and (4) adoption of Himax’s 2011 Long-Term Incentive Plan.

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director